                                                         Filed by eXegenics Inc.
                           pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934
                                                   Commission File No:
                         Subject Company: Innovative Drug Delivery Systems, Inc.

THE FOLLOWING PRESS RELEASE WAS DISSEMINATED BY EXEGENICS INC. ON SEPTEMBER 20, 2002

         EXEGENICS AND INNOVATIVE DRUG DELIVERY SYSTEMS (IDDS) TO MERGE
      COMBINED ENTITY WILL HAVE THREE PRODUCTS ENTERING LATE-STAGE CLINICAL
             TESTING FOR THE MANAGEMENT OF MODERATE TO SEVERE PAIN


DALLAS, TX, NEW YORK, NY, SEPTEMBER 20, 2002 -- eXegenics Inc. (NASDAQ: EXEG) and privately held Innovative Drug Delivery Systems, Inc. (IDDS) today announced that the two companies have signed a definitive merger agreement. Under the terms of the agreement, the two companies will complete a stock-for-stock exchange in which a fixed ratio of one share of IDDS common stock will be exchanged for 3.132 shares of eXegenics common stock. Upon the closing of the merger, eXegenics will issue 48,387,193 shares of common stock, and will issue up to 11,705,999 additional shares of common stock upon the exercise of outstanding IDDS options and warrants, in exchange for all of IDDS' outstanding equity interests. The transaction is to be a tax-free reorganization. Mark C. Rogers, M.D., currently Chairman and CEO of IDDS, will be named Executive Chairman of the combined company and Dr. Ronald L. Goode, Ph.D., currently eXegenics' President and CEO, will continue as President and CEO.

"The merger of eXegenics and IDDS allows us to fulfill our joint goal of moving rapidly towards the commercialization of pharmaceuticals that address important medical needs," commented Dr. Goode. "Following the merger, the combined entity will have three lead drugs, two of which have completed Phase II clinical studies, as well as a development platform that supports acquiring and advancing additional products."

Dr. Goode continued, "Mark Rogers has put together an excellent team at IDDS possessing the ability to advance products efficiently through the development process. I am truly excited as I believe that the complementary assets and capabilities brought together by this combination offer the potential of increased value for shareholders of both companies."

Dr. Rogers commented, "The newly combined firm begins with a solid foundation of innovation in pain management, where we have significant clinical and developmental expertise. The products in hand are being investigated for conditions that account for a $3.4 billion segment of the worldwide pain management market. Each of these products provides a distinct delivery advantage for patients in moderate to severe pain, and we have marketing and distribution rights for these products worldwide. We are very excited by the potential of these products and by the opportunity to grow the pipeline in new directions."

"Given Dr. Goode's accomplished pharmaceutical career, including his track record of successfully executing the clinical development programs that led to the approval of more than a dozen NDA applications, our products should advance rapidly towards commercialization," added Dr. Rogers. "I look forward to working with Ron and his team as we chart the next stages for the combined entity's promising product portfolio."

PRODUCT PORTFOLIO

The combined entity's product portfolio will include three lead product candidates for the treatment of pain that have demonstrated safety and effectiveness in early- and mid-stage clinical trials. Each of these product candidates is a uniquely formulated version of an FDA-approved compound and was selected based on the belief that it offered significantly lower clinical, regulatory and commercial risk profiles as compared to new chemical entities, in addition to having a high market potential and strong patent protection.

The company's programs will initially focus on developing prescription drugs for the treatment of a variety of acute and chronic moderate-to-severe pain syndromes. Products in clinical development in the United States and Europe include:

PRODUCT CANDIDATE                 CLINICAL INDICATION                             DEVELOPMENT STAGE
Intranasal Ketamine               Acute pain and acute episodes of chronic        Phase II completed in
                                  moderate-to-severe pain                         the U.S.

Intranasal Morphine               Acute pain and acute episodes of                Phase II completed in
                                  chronic moderate-to-severe pain                 the U.S.

Intravenous Diclofenac            Acute moderate-to-severe                        Phase II ongoing in
                                  pain                                            Europe/approved to
                                                                                  begin Phase I/II
                                                                                  in the U.S.

The combined entity will continue to seek to in-license and develop new product candidates.

The Board of Directors of eXegenics and IDDS unanimously approved the definitive merger agreement. The merger is subject to the approval of the shareholders of both eXegenics and IDDS, as well as other closing conditions, including an increase in the authorized capital stock of eXegenics. Both parties intend to consummate the merger before the end of the fourth quarter of this year. As part of the transaction, the two companies have agreed to a breakup fee payable in certain circumstances of $2 million in cash from eXegenics, or $2 million in cash or $4 million in royalties from IDDS.

ABOUT eXegenics

eXegenics, Inc. (Nasdaq: EXEG) is a post-genomics drug creation enterprise engaged in the discovery and development of drugs for treatment of cancers and drug-resistant bacterial diseases. Employing a suite of proprietary technologies, eXegenics' scientists create novel small molecular weight 'core inhibitor' molecules of disease-causing enzymes and proteins. These 'core inhibitor' candidate drug leads are then advanced towards clinical drug candidates and pharmaceutical products. The Company's proprietary research platforms, Quantum Core Technology (QCT(TM)) and Optimized Anti-Sense Inhibitory Sequence (OASIS(TM)), accelerate and enhance the discovery and creation of novel drugs. For more information, please visit www.eXegenicsinc.com.

ABOUT IDDS

IDDS is a development stage pharmaceutical company dedicated to the development and commercialization of innovative treatments for pain management. IDDS has initiated a program strategically positioned to develop unique compounds that are administered by various routes to treat the moderate to severe pain syndromes associated with a range of maladies and disease states.

eXegenics and IDDS expect to discuss this merger in a web cast conference call at 10:30 a.m. this morning. The call may be heard through the Companies' web sites at http://www.eXegenicsinc.com or http://www.IDDS.com.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

We will be filing relevant documents concerning our merger with the SEC including a registration statement on Form S-4 containing a prospectus/proxy statement. WE URGE INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the prospectus/proxy statement and other documents that will be filed by eXegenics and IDDS with the SEC free of charge at the SEC's Web site (http://www.sec.gov) or by directing a request after such a filing is made to eXegenics Inc., 2110 Research Row, Dallas, Texas 75235, Attn: President, telephone (214) 358-2000.

eXegenics and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information about our directors and executive officers and their ownership of our voting securities is set forth in the proxy statement for our 2002 annual meeting of stockholders as filed with the SEC on April 16, 2002. Additional information about the interests of those participants may be obtained from reading the definitive proxy statement regarding the proposed transaction when it becomes available.

SAFE HARBOR

This news release contains forward-looking statements. Such statements are valid only as of today, and we disclaim any obligation to update this information. These statements, which include, but are not limited to, the successful completion of our proposed merger and the benefits expected to be derived therefrom, are subject to known and unknown risks and uncertainties that may cause actual future experience and results to differ materially from the statements made. These statements are based on our current beliefs and expectations as to such future outcomes. Drug discovery and development involve a high degree of risk. Factors that might cause such a material difference include, among others, uncertainties related to the ability to attract and retain partners for our technologies, the identification of lead compounds, the successful pre- clinical development thereof, the completion of clinical trials, the FDA review process and other governmental regulation, our pharmaceutical collaborator's ability to successfully develop and commercialize drug candidates, competition from other pharmaceutical companies, product pricing and third party reimbursement, and other factors described in our filings with the Securities and Exchange Commission.



CONTACT:

WaLisa M. Davenport of eXegenics, Inc., +1-214-358-2000; or Michelle Carroll of IDDS, +1-212-554-4328; or Blair Clark (investors), Dr. Kathy Jones (media) of Burns McClellan, +1-212-213-0006